FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-191331-05

_____________________________________________
Sent: Thursday, September 11, 2014 9:40 AM
Subject: GSMS 2014-GC24 -- Price Guidance (Public)(external)

GSMS 2014-GC24 -- Price Guidance (Public)(external)
$925.284mm Fixed Rate CMBS Offering

Co-Lead Managers and Joint Bookrunners: Goldman, Sachs & Co. and Citigroup Global Markets Inc.
Co-Managers: Drexel Hamilton, LLC and Cantor Fitzgerald & Co.

					Price	Target
Class	Moody's/KBRA/MSTR	Size ($mm)	WAL (yr)	C/E	Guidance	$Px
A-1	Aaa(sf)/AAA(sf)/AAA	43.288	2.63	30.000%	S + 42a	100-00
A-2	Aaa(sf)/AAA(sf)/AAA	53.778	4.86	30.000%	S + 53a	103-00
A-3	Aaa(sf)/AAA(sf)/AAA	22.590	6.78	30.000%	**Not Available**
A-4	Aaa(sf)/AAA(sf)/AAA	270.000	9.83	30.000%	**Not Available**
A-5	Aaa(sf)/AAA(sf)/AAA	282.234	9.86	30.000%	S + 87a	103-00
A-AB	Aaa(sf)/AAA(sf)/AAA	80.155	7.36	30.000%	**Not Available**
A-S	Aaa(sf)/AAA(sf)/AAA	48.346	9.86	25.500%	S + 110a	103-00
B	Aa3(sf)/AA-(sf)/AA-	83.262	9.95	17.750%	S + 150a	103-00
C	A3(sf)/A(sf)/A	41.631	9.95	13.875%	S + 195a	WAC

Collateral Summary
Initial Pool Balance:	$1.074bn
Number of Mortgage Loans:	75
Number of Mortgaged Properties:	116
Average Cut-off Date Mortgage Loan Balance:	$14.325mm
Weighted Average Mortgage Interest Rate:	4.5502%
Weighted Average Remaining Term to Maturity/ARD (months):	115
Weighted Average Remaining Amortization Term (months):	352
Weighted Average Cut-off Date LTV Ratio:	67.0%
Weighted Average Maturity Date/ARD LTV Ratio:	58.3%
Weighted Average Underwritten Debt Service Coverage Ratio:	1.64x
Weighted Average Debt Yield on Underwritten NOI:	10.2%
% of Mortgage Loans with Additional Mezzanine Debt and Preferred Equity:	25.9%
% of Mortgage Loans with Subordinate Companion Loans:	8.1%
% of Mortgaged Properties with Single Tenants:	4.8%

Property Type:	33.3% Retail, 22.4% Office, 17.6% Multifamily, 9.3% Self Storage,
7.8% Hospitality, 6.3% Industrial, 2.2% Manufactured Housing,
0.8% Mixed Use, 0.3% Ground Leased Land

Top 5 States:	13.0% CT, 12.0% SC, 11.6% CA, 10.4% TX, 6.7% NC

Anticipated Timing
Pricing:  Late Week of Sep 8th / Early Week of Sep 15th
Closing:  Mon, Sep 29th

Free Writing Prospectus

Term Sheet

Annex A

The depositor has filed a registration statement (including a prospectus) with the SEC  (SEC File No. 333-191331)  for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or by email to prospectus-ny@gs.com .

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION).  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

  ________________________________
See the http://www.gs.com/disclaimer/afg/ for important information regarding this message and your reliance on information contained in it. This message may contain information that is confidential or privileged. If you are not the intended recipient, please advise the sender immediately and delete this message. See the http://www.gs.com/disclaimer/email/ for further information on confidentiality and the risks inherent in electronic communication.